Mail Stop 3561

February 22, 2007

Mr. Roger Urwin
Group Chief Executive
National Grid PLC
1-3 Strand
London WC2N 5EH, England

   RE: National Grid PLC
     Form 20-F for Fiscal Year Ended March 31, 2006
     Filed June 20, 2006
     File No. 1-14958

Dear Mr. Urwin:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief